Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132911

15,200,000 Units	Pricing Date	November 28, 2007
Accelerated Return NotesSM	Settlement Date	December 5, 2007
Linked to the Dow Jones Industrial AverageSM	Maturity Date	February 5, 2009
Due February 5, 2009	CUSIP No.	59022Y873
$10 principal amount per unit Term Sheet No. 2897

Merrill Lynch & Co., Inc.

•       3-to-1 upside exposure, subject to a cap of 20.00%

•       A maturity of approximately 14 months

•       1-to-1 downside exposure, with no downside limit

•       Approved for listing on AMEX under the symbol “DMY”

•       No periodic interest payments

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” on page TS-5 of this term sheet and beginning on page PS-4 of product supplement ARN-3.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$152,000,000
Underwriting discount (1)	$.20	$ 3,040,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$148,960,000

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more will be $9.95 per unit and $.15 per unit, respectively. The foregoing pricing description will apply to any single transaction by an individual investor.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“Dow Jones”, “Dow Jones Industrial AverageSM” and “DJIASM” are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner and Smith Incorporated. The Notes based on the Dow Jones Industrial AverageSM are not sponsored, endorsed, sold or promoted by Dow Jones.

Merrill Lynch & Co.

November 28, 2007

Summary

The Accelerated Return NotesSM Linked to the Dow Jones Industrial AverageSM Index due February 5, 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. that provide a leveraged return for investors, subject to a cap, if the level of the Dow Jones Industrial AverageSM (the “Index”) increases moderately from the Starting Value of the Index, determined on November 28, 2007, the date the Notes were priced for initial sale to the public (the “Pricing Date”), to the Ending Value of the Index, determined on valuation dates shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the original public offering price of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

Accelerated Return Notes	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including the Capped Value of 20.00%. The orange line reflects the hypothetical returns on the Notes, while the dotted blue line reflects the hypothetical return of an investment in the Index excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, reflecting the Starting Value of 13,289.45 and the Capped Value of $12.00.

Example 1—The hypothetical Ending Value is 80% of the Starting Value:

Starting Value: 13,289.45

Hypothetical Ending Value: 10,631.56

$10 ×	(10,631.56)	= $8.00
13,289.45

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 103% of the Starting Value:

Starting Value: 13,289.45

Hypothetical Ending Value: 13,688.13

$10 +	($30 x	(13,688.13 - 13,289.45))	= $10.90
13,289.45

Payment at maturity (per unit) = $10.90

Example 3—The hypothetical Ending Value is 120% of the Starting Value:

Starting Value: 13,289.45

Hypothetical Ending Value: 16,568.04

$10 +	($30 x	(15,947.34 - 13,289.45))	= $16.00
13,289.45

Payment at maturity (per unit) = $12.00        (Payment at maturity cannot be greater than the Capped Value)

Accelerated Return Notes	TS-3

The following table illustrates, for the Starting Value of 13,289.45 and a range of hypothetical Ending Values of the Index:

•	the percentage change from the Starting Value to the hypothetical Ending Value;
•	the total amount payable on the maturity date per unit;
•	the total rate of return to holders of the Notes;
•	the pretax annualized rate of return to holders of the Notes; and
•

the pretax annualized rate of return of a hypothetical investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 2.27% per annum, as more fully described below.

The table below reflects the Capped Value of $12.00.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
6,644.73	-50.00%	$5.00	-50.00%	-51.40%	-48.69%
7,973.67	-40.00%	$6.00	-40.00%	-39.32%	-36.75%
9,302.62	-30.00%	$7.00	-30.00%	-28.35%	25.88%
10,631.56	-20.00%	$8.00	-20.00%	-18.24%	-15.85%
11,960.51	-10.00%	$9.00	-10.00%	-8.83%	-6.50%
12,226.29	-8.00%	$9.20	-8.00%	-7.02%	-4.70%
12,492.08	-6.00%	$9.40	-6.00%	-5.23%	-2.92%
12,757.87	-4.00%	$9.60	-4.00%	-3.47%	-1.16%
13,023.66	-2.00%	$9.80	-2.00%	-1.72%	0.57%
13,289.45 (3)	0.00%	$10.00	0.00%	0.00%	2.29%
13,555.24	2.00%	$10.60	6.00%	5.06%	3.99%
13,821.03	4.00%	$11.20	12.00%	9.95%	5.66%
14,086.82	6.00%	$11.80	18.00%	14.70%	7.32%
14,352.61	8.00%	$12.00 (4)	20.00%	16.25%	8.97%
14,618.40	10.00%	$12.00	20.00%	16.25%	10.59%
15,947.34	20.00%	$12.00	20.00%	16.25%	18.48%
17,276.29	30.00%	$12.00	20.00%	16.25%	26.01%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from December 5, 2007 to February 5, 2009, the term of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 2.27% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Accelerated Return Notes	TS-4

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	Your investment may result in a loss.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

•	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Index.

•	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

•

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

•	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Purchases and sales by us and our affiliates may affect your return.

•	Potential conflicts of interest could arise.

•	Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Notes if:

•	You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

•	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

•	You accept that the return on the Notes will not exceed the Capped Value.

•	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•	You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

•

You are willing to accept that there is no assurance that the Notes will remain listed on AMEX and that any listing will not ensure that a trading market will develop for the Notes or that there will be liquidity in the trading market.

The Notes may not be appropriate investments for you if:

•

You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

•	You are seeking principal protection or preservation of capital.

•	You seek a return on your investment that will not be capped at 20.00%.

•	You seek interest payments or other current income on your investment.

•	You want to receive dividends or other distributions paid on the stocks included in the Index.

•	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Accelerated Return Notes	TS-5

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of the sale.

Accelerated Return Notes	TS-6

The Index

The Dow Jones Industrial AverageSM

All disclosure contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Dow Jones as stated in these sources and these policies are subject to change at the discretion of Dow Jones. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

Description of the Dow Jones Industrial AverageSM

The Index is a price-weighted index (i.e., the weight of a component stock in the Index is based on its price per share rather than the total market capitalization of the issuer of the component stock) comprised of 30 common stocks chosen by the editors of the WSJ as representative of the broad market of U.S. industry. The corporations represented in the Index tend to be leaders within their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the Index are made entirely by the editors of the WSJ without consultation with the corporations represented in the Index, any stock exchange, any official agency or ML&Co. Changes to the common stocks included in the Index tend to be made infrequently. Historically, most substitutions have been the result of mergers, but, from time to time, changes may be made to achieve what the editors of the WSJ deem to be a more accurate representation of the broad market of U.S. industry. In choosing a new corporation for the Index, the editors of the WSJ look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the Index may be changed at any time for any reason. Dow Jones, publisher of the WSJ, is not affiliated with ML&Co. and has not participated in any way in the creation of the Notes.

The following table presents the listing symbol, industry group, price per share, total number of shares outstanding and market capitalization for each of the component stocks in the Dow Jones Industrial Average based on publicly available information on the Pricing Date.

Issuer of Component Stock(1)	Symbol	Industry	Price Per Share(2)	Total Shares Outstanding (in Millions)(2)	Market Capitalization (in Millions)(2)

Alcoa Inc.	AA	Metals & Mining	36.21	848.148	30,711

American International Group	AIG	Insurance	57.72	2,536.238	146,392

American Express Company	AXP	Consumer Finance	57.41	1,169.426	67,137

The Boeing Company	BA	Aerospace & Defense	93.61	775.063	72,554

Citigroup Inc.	C	Diversified Financial Services	32.29	4,981.134	160,841

Caterpillar Inc.	CAT	Machinery	71.19	635.960	45,274

E.I. du Pont de Nemours and Company	DD	Chemicals	46.04	899.048	41,392

The Walt Disney Company	DIS	Media	32.69	1,903.485	62,225

General Electric Company	GE	Industrial Conglomerates	38.46	10,106.209	388,685

General Motors Corporation	GM	Automobiles	28.39	565.994	16,069

The Home Depot, Inc.	HD	Specialty Retail	28.27	1,687.617	47,709

Honeywell International Inc.	HON	Aerospace & Defense	55.58	746.770	41,505

Hewlett-Packard Company	HPQ	Computers & Peripherals	50.73	2,587.062	131,242

International Business Machines Corp.	IBM	Computers & Peripherals	107.37	1,377.955	147,951

Intel Corporation	INTC	Semiconductors & Semiconductor	26.19	5,847.000	153,133

Johnson & Johnson	JNJ	Pharmaceuticals	68.35	2,861.750	195,601

JPMorgan Chase & Co.	JPM	Diversified Financial Services	43.96	3,359.044	147,664

The Coca-Cola Company	KO	Beverages	62.99	2,310.977	145,568

McDonald’s Corporation	MCD	Hotels, Restaurants & Leisure	57.97	1,182.758	68,564

3M Company	MMM	Industrial Conglomerates	83.41	713.229	59,490

Altria Group Inc.	MO	Tobacco	74.09	2,106.320	156,057

Merck & Co., Inc.	MRK	Pharmaceuticals	59.96	2,176.567	130,507

Microsoft Corporation	MSFT	Software	33.70	9,355.438	315,278

Accelerated Return Notes	TS-7

Pfizer Inc.	PFE	Pharmaceuticals	23.44	6,829.805	160,091

The Procter & Gamble Company	PG	Household Products	73.91	3,105.639	229,538

AT&T Inc. .	T	Diversified Telecommunication	37.50	6,064.759	227,428

United Technologies Corporation	UTX	Aerospace & Defense	75.85	988.508	74,978

Verizon Communications Inc.	VZ	Diversified Telecommunication	42.41	2,890.327	122,579

Wal-Mart Stores, Inc.	WMT	Food & Staples Retailing	47.23	4,068.227	192,142

Exxon Mobil Corporation	XOM	Oil, Gas & Consumable Fuels	87.92	5,463.625	480,362

			Total Market Capitalization		4,258,667

			Average Market Capitalization		141,956

(1)	The inclusion of a component stock in the Dow Jones Industrial Average should not be considered a recommendation to buy or sell that stock, and neither ML&Co. nor any of its affiliates make any representation to any purchaser of the Notes as to the performance of the Dow Jones Industrial Average or any component stock included in the Dow Jones Industrial Average. Beneficial owners of the Notes will not have any right to the component stocks included in the Dow Jones Industrial Average or any dividends paid on those stocks.

(2)	Information obtained from Bloomberg Financial Markets.

The following graph sets forth the historical performance of the Index in the period from January 2002 through October 2007. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the Index was 13,289.45

Accelerated Return Notes	TS-8

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARN-3 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement ARN-3) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the maturity date.

Sale or Exchange of the Notes. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the date of such sale or exchange.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARN-3.

Experts

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting, included as Exhibit 99.1 in the Current Report on Form 8-K dated November 13, 2007 (“November 13, 2007 Form 8-K”) and the related financial statement schedule included in ML&Co.’s Form 10-K for the year ended December 29, 2006 are incorporated in this term sheet by reference, and have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and the related financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006, the three-month and six-month periods ended June 29, 2007 and June 30, 2006, and the three-month and nine-month periods ended September 28, 2007 and September 29, 2006 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports for the quarters ended March 30, 2007, included as Exhibit 99.3 in the November 13, 2007 Form 8-K, June 29, 2007, included as Exhibit 99.2 in the November 13, 2007 Form 8-K, and September 28, 2007 included in ML&Co.’s Quarterly Reports on Form 10-Q (which reports include an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Accelerated Return Notes	TS-9

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement ARN-3 dated September 28, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507209296/d424b2.htm

•	Index Supplement I-1 dated June 6, 2007

http://www.sec.gov/Archives/edgar/data/65100/000119312507130785/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Accelerated Return Notes	TS-10